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SEC Mail Processing Section
FEB 22 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65422

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMD Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Tri-State International, Suite B
(No. and Street)

Lincolnshire	IL	60069
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robin Armour (847) 317-9300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hochfelder & Weber, P.C.
(Name – *if individual, state last, first, middle name*)

525 W. Monroe, Suite 910	Chicago	IL	60661
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robin Armour, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMD Capital, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
JUANITA R HENDERSON
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/15/14

[signature]
Signature

Principal
Title

Juanita R. Henderson
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMD CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
FORM X-17A-5
DECEMBER 31, 2012

PUBLIC

AMD CAPITAL, LLC

STATEMENT OF
FINANCIAL CONDTION

DECEMBER 31, 2012

AMD CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

CURRENT ASSETS	
Cash	$ 38,853
Accounts Receivable	186
Prepaid Expenses	2,140
Total Current Assets	41,179
PROPERTY AND EQUIPMENT	
Office Equipment	64,097
Less: Accumulated Depreciation	(62,361)
Net Property and Equipment	1,736
OTHER ASSETS	
Deposits	3,738
TOTAL ASSETS	$ 46,653

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 25,217
Accrued Expenses	5,352
Total Current Liabilities	30,569
MEMBERS' EQUITY	16,084
TOTAL LIABILITIES AND MEMBERS EQUITY	$ 46,653

The accompanying notes are an integral part of these statements.

AMD CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

1. NATURE OF BUSINESS

AMD Capital, LLC (The Company) is in the business of capital raising advisory services. The Company was formed March 1, 2002 and will continue operations perpetually unless terminated in accordance with the operating agreement.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The financial statements are prepared on the accrual basis of accounting.

CASH AND EQUIVALENTS
For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

USE OF ESTIMATES
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

PROPERTY AND EQUIPMENT
Property and Equipment are stated at cost. Depreciation is computed using the straight line method over the estimated useful lives of the related assets. The cost of repairs and maintenance is expensed as incurred. Depreciation expense was $2,751 for the year ended December 31, 2012.

INCOME TAXES
The Company has elected to be taxed as a partnership under the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes, instead, the limited liability members include their respective shares of the Company's income in their individual income tax returns.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2010.

ACCOUNTS RECEIVABLE
The Company uses the specific identification method to determine uncollectible accounts receivable. At December 31, 2012, the Company considers all accounts receivable to be collectible.

3. COMMITMENTS

The Company leases office space in Lincolnshire, Illinois under a non-cancelable operating lease which expires February 28, 2013. Rent expense, including operating expenses and real estate taxes, was $21,940 for the year ended December 31, 2012.

The Company also leases office space in Chicago, Illinois from a related party on a month to month basis. Total rent expense was $6,000 for the year ended December 31, 2012.

The future minimum lease payments required under the lease are as follows:

Year Ending December 31	Amount
2013	$ 1,997

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Security and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital equivalent of $5,000 or 6-2/3 percent of aggregate indebtedness, whichever is greater.

Net Capital and aggregate indebtedness change daily, but at December 31, 2012, the Company had adjusted Net Capital and Net Capital requirements of $8,284 and $5,000, respectively.

5. CONCENTRATIONS

At December 31, 2012, there were no significant accounts receivable concentrations. During 2012, two clients accounted for 19% and 62% of total revenue, respectively. No other client accounted for more than 5% of 2012 revenue.

6. RETIREMENT PLANS

During 2006, the Company formed two retirement plans, a cash balance profit sharing plan and a 401(k) plan. Contributions to the cash balance profit sharing plan are based on the annual earnings of the Company's members and employees, subject to a maximum earnings amount determined by the Internal Revenue Code. Company contributions to the cash balance plan were $374,100 for 2012. Contributions to the 401(k) plan include participant deferrals and a discretionary company contribution. There was no discretionary company contribution for 2012.

7. SUBSEQUENT EVENTS

The Company did not have any subsequent events through February 11, 2013, which is the date the financial statements were available to be issued for events requiring recording or disclosure in the financial statements for the year ended December 31, 2012.